	1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104-0050 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM	MORRISON & FOERSTER LLP NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C. TOKYO, LONDON, BRUSSELS, BEIJING, SHANGHAI, HONG KONG

August 17, 2012

VIA EDGAR
		Writer’s Direct Contact
Securities and Exchange Commission		212.468.8053
100 F Street, N.E.		JBaris@mofo.com
Washington, DC 20549

Re:                              The Victory Portfolios
File Nos. 33-8982, 811-4852

Gentlemen and Ladies:

We understand that our client, The Victory Portfolios (the “Registrant”), is filing via EDGAR, pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment No. 100 under the Securities Act and No. 101 under the 1940 Act to its registration statement on Form N-1A (the “Amendment”).  This filing is being made to: (1) add a new series for the Registrant, to be called the Dividend Growth Fund; and (2) update information included on the Registrant’s Statement of Additional Information.

While the Dividend Growth Fund’s investment objective is new, the policies and techniques that it will use are otherwise similar to those used by the Registrant’s Diversified Stock Fund.  We believe that the Dividend Growth Fund’s prospectus contains disclosure that is substantially similar to the disclosure contained in the prospectus for the Diversified Stock Fund.  The Dividend Growth Fund’s investment objective is to provide total return comprised of income from dividends and long-term capital appreciation.  The relevant differences in disclosure relate primarily to the principal investment strategies, and the risks involving dividend paying stocks and mid-cap stocks, which are described in more detail in the “Principal Risk Strategies” and “Risk Factors” sections of the Dividend Growth Fund’s prospectus.  The Statement of Additional Information has been revised to reflect the addition of Dividend Growth Fund, the liquidation of the money market funds and the planned liquidation of the Value Fund.

Given the similarity between the prospectuses, and your review earlier this year of the Diversified Stock Fund’s prospectus, we respectfully request that you perform a selective review of the prospectus for the Dividend Growth Fund.(1)  In order to facilitate such a review, please find enclosed a redlined copy of the Dividend Growth Fund’s prospectus, showing the changes from the Diversified Stock Fund’s prospectus.

Registrant expects that the Amendment will become effective automatically on November 1, 2012, pursuant to Rule 485(a)(2) under the Securities Act.  An audited balance sheet and additional exhibits will be added by Amendment prior to the expected effective date.  We would appreciate receiving any comments you may have at your earliest convenience.

[Signature page follows.]

(1)  See Investment Company Act Release No. IC-13768 (February 15, 1984).

Securities and Exchange Commission

August 17, 2012

Page Two

If you have any questions concerning the filing, please call me at 212-468-8053.

Very truly yours,

/s/ Jay G. Baris

Jay G. Baris

Enclosures

cc:                                Michael Spratt, Branch Chief, Division of Investment Management

Karen Rossotto, Division of Investment Management

Leigh A. Wilson, Chair of the Board

Michael D. Policarpo, II, Victory Capital Management Inc.

Christopher K. Dyer, Victory Capital Management Inc.

Edward J. Veilleux, Chief Compliance Officer

John A. Danko, Citi Fund Services Ohio, Inc.

Brenda J. Fleissner, Ernst & Young LLP

Nathan J. Greene, Shearman & Sterling LLP

Robert E. Putney, III

Isabelle Sajous